Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

(millions, except per share amounts)	Twelve Months Ended June 30, 2009
Operating Revenue	$16,766

Operating Expenses	13,303

Income from operations	3,463

Other income (loss)	(50)

Interest and related charges	857

Income before income tax expense including noncontrolling interests	$2,556

Income tax expense	982

Net Income including noncontrolling interests	1,574

Noncontrolling interests	17

Net Income attributable to Dominion	$1,557

Earnings Per Common Share – Basic and Diluted

Net income attributable to Dominion	$2.66